ANNEX A

CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF LONGVIEW CAPITAL GROUP LIMITED, LONGVIEW GRINDR HOLDINGS LIMITED AND LONGVIEW CAPITAL SVH LLC

The following table sets forth the name, position, address, principal occupation and citizenship of each control person, director and/or executive officer of Longview Capital Group Limited, Longview Grindr Holdings Limited and Longview Capital SVH LLC (each an "**Instruction C Person**"). To the best of the Reporting Person's knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D.

Name and Position of Officer or Director	Principal Business Address or Residence	Principal Occupation or Employment	Citizenship
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole equityholder of Longview Capital Group Limited	United States of America
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole director of Longview Grindr Holdings Limited	United States of America
James Fu Bin Lu	428 East Street Ste E, Grinnell, IA 50112	Sole director of Longview Capital SVH LLC	United States of America